

July 18, 2013

<u>Via E-mail</u>
David B. Dillon
Chief Executive Officer
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202

>   Re: **The Kroger Co.**
>   **Form 10-K for Fiscal Year Ended February 2, 2013**
>   **Filed April 2, 2013**
>   **Definitive Proxy Statement filed on Schedule 14A**
>   **Filed May 14, 2013**
>   **File No. 001-00303**

Dear Mr. Dillon:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Dietrich A. King for

                                        Mara L. Ransom
                                        Assistant Director